EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2008	2009	2010	2011	2012
EARNINGS
Income Before Income Taxes	$190,133	$297,347	$189,517	$201,434	$157,801
Fixed Charges (as below)	164,660	173,293	174,965	168,003	168,656
Total Earnings	$354,793	$470,640	$364,482	$369,437	326,457

FIXED CHARGES
Interest Expense	$89,851	$101,145	$104,465	$97,665	102,739
Credit for Allowance for Borrowed Funds Used During Construction	4,609	8,348	8,500	7,838	4,717
Estimated Interest Element in Lease Rentals	70,200	63,800	62,000	62,500	61,200
Total Fixed Charges	$164,660	$173,293	$174,965	$168,003	168,656

Ratio of Earnings to Fixed Charges	2.15	2.71	2.08	2.19	1.93